Ghanshyam Dass
31A, Sobha Emerald
Sobha Suburbia
Behind Jakkur Flying Club
Jakkur
Bangalore – 560 064
Ph: +91 80 2366 1531
Mob: +91 98450 79937
Email: Mentoringindia@gmail.com

September 22, 2010

The Chairman of the Board
PHI Holdings Inc.
USA

Dear Henry,.

Sub: Resignation from the Board of Directors of PHI Holdings, Inc

Due to some personal exigencies, it will not be possible for me to commit my time for PHI Holdings. I, therefore, resign from the Board of Directors with immediate effect. You may kindly take the necessary action in this matter.

I would also like to take this opportunity to thank the management of PHI Holdings & Honorable Members' of the Board for the trust and faith reposed in me by appointing me as Independent Director on the board of PHI Holdings Inc.

With kind regards,

Ghanshyam Dass